                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                                  *  *  *  *

The following are the prepared remarks of the Chairman of the Board given at a meeting of the members on October 29, 2001 relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT). These remarks are currently available on the CBOT's intranet site, MemberNet.


                                  Remarks by
                         Chairman Nickolas J. Neubauer
                        CBOT Member Information Meeting
                               October 29, 2001

     Thank you for attending today's Member Information Meeting, either in person or via Membernet. We have many topics to discuss and I look forward to your comments and questions.

1.   Communication

     Our restructuring document has been submitted to the SEC. As soon as the SEC declares it "effective," which we hope will happen in the near future, we will send it to our members and begin a series of information meetings to discuss the strategy with you. I want our members to be comfortable with this important step and understand how a restructured CBOT could improve our enterprise value.

     As part of our communications strategy, David Vitale will be hosting a series of member breakfast meetings beginning with the Corn Pit this Wednesday. These will be organized by pit and I urge all members to get acquainted with our CEO and his management team.

     We also have been speaking to our customers and the public generally. On October 3, I spoke to the Executives Club of Chicago about the progress we are making and on October 15, I discussed our products and the derivatives industry generally with the Association for Financial Professionals at McCormick Place. We are grateful for these invitations and for the opportunity to inform people about our business and the success we are having at the CBOT.

     My remarks to the Executives' Club were sent to our membership. Shortly you will receive our nine-month financial statements as well as a copy of my remarks today, along with David Vitale's. Many members have told me they want such mailings, and we make them part of our regular communication program.

2.   Finances

     We continue to do well with our finances. For the first nine months of 2001, we averaged over one million contracts per day. October has been good, averaging about 880,000 contracts per day, still in excess of the 800,000 contracts per day average forecast by our budget. Our electronic trading platform continues to do well, averaging about 189,000 for the year to date and 210,000 contracts per day for October.

     Our nine-month financial statements show that our total revenues are over budget and our expenses are slightly under. This is the kind of performance we like to see. Our net income for the nine months was about $10.8 million; you probably remember that last year we had a $10 million loss for the twelve months. Obviously, we are doing well.

     As you know, we own our buildings and this means we have a substantial non-cash expense for depreciation. Since our net income figure does not tell the entire story, another measure of our financial health is that on September 30, 2001 we had an unrestricted cash balance of about $38.5 million. This is after reducing the financial statement figure of $47.8 million for estimated tax payments and real estate tax amounts to be paid shortly after September 30.

     I have talked about our exchange's sound finances since I became Chairman in January, and I hope my message is finally getting across. There is nothing hidden in these numbers; needless to say, we report all material financial items and events and they show that we are in good fiscal shape in advance of our restructuring.

     The point I want to make to every member of our exchange is that the financial doom and gloom of last year is over. We have to make substantial investments in order to further electrify our open outcry market and enhance our business, but our finances are sound and we can make these investments in our future.

3.   Electrifying Open Outcry

     I have good news. Our order routing system is doing substantially greater volume than last year. In September, 38% of our orders were electronically routed versus 27% the year before. For agriculturals, the numbers were 46% in September, 2001 versus 31% the year before.

     We have had 100% reliability in our order routing system since May 29. Our progress is posted daily on the information boards as you walk on the exchange floor. With stability and integrity restored to the system, we will be able to reinstate mandates to increase system usage.

     As to handhelds and the issue of broadening our exchange floor technology, the challenge is that we have a lot to do. The good news is that we have excellent leadership in Bill Farrow. Bill has been evaluating our technology and has developed a plan to meet our needs. One major step for first quarter of 2002 is installing a master antenna system. Right now we have a hodgepodge of wireless support technologies which does not allow us to add new wireless users.

     The technology we need exists; it is "off the shelf" product which would require modification and that includes handhelds. Now we have the leadership and the will to further electrify our floors. And we will get it done for the benefit of our members and customers.

4.   Pricing Schedule

     Tomorrow your Executive Committee will consider a new pricing schedule, which will be submitted to the Board of Directors and then a member vote. A review of our pricing strategy was one of the first things David Vitale felt we had to do and this project was done under Bernie Dan's leadership, with the help of a premier management consulting firm, Boston Consulting Group. Bernie and his team received input from over a hundred members and market users.

     Pricing is a key component of our strategy, and one that impacts our ultimate success or failure. That is why we made this high level commitment to address this issue thoroughly and objectively. Pricing influences volume, market composition, and how the value of an enterprise is derived.

     I believe the pricing schedule that will be recommended to the Executive Committee tomorrow will reflect value to our customers and benefit our business. It will support our vision of supporting both our open outcry and electronic platforms.

5.   Elections

     On Wednesday, October 31, we will have a ballot vote to postpone our election cycle by three months. Instead of having an election of directors in early December, a "Yes" vote means we postpone it till no later than March 31, 2002.

     You have received a letter from the Nominating Committee endorsing this approach. Your Board of Directors is fully in favor and asks you to vote for this proposition. The reason is that we are likely to have our restructuring vote in the December-January period and that vote, if favorable, would start an election process in motion for a new nine-person Board of Directors.

     We must pass Wednesday's ballot proposition or we could have two election cycles in a very short period of time. The Nominating Committee put forth this proposal to simplify the process. I have voted "Yes" and hope you will also.

     Speaking of elections, I intend to take an active role finding and endorsing candidates when the election does occur. I have talked to the Nominating Committee and will talk to you, the members, about people who share our vision on the future of the Chicago Board of Trade.

6.   New Products

     As I have said before, the Chicago Board of Trade will be a product-driven organization. David Vitale and our management team have aligned our infrastructure and capabilities so that we can expand our existing diversified product base and develop new products that provide an economic benefit to the customer and bring added value to the enterprise. We will utilize our strengths of a strong brand name, liquid open outcry and electronic markets, and the benchmark status of our financial, commodity and equity products to leverage our franchise and create value for shareholders.

     We successfully launched swap futures on October 26 on both open outcry and electronic trading platforms. These contracts offer institutional investors a vehicle for hedging credit and interest rate exposure. Compared with OTC market, exchange-traded swap futures will reduce administrative costs and eliminate counter-party credit risk, which will, in turn, enhance the overall cash market in swaps.

     First day performance in swaps was excellent-the best first day performance I have seen for a contract in a long, long time. I was especially pleased at the flow of orders, tight markets and number of participants in the pit. We are very excited about the potential for this contract.

     We will launch futures on the Dow Jones-AIG Commodity Index on November 16. This contract combines the indexing experience of Dow Jones Indexes and the commodities expertise of the AIG Trading Group with the unmatched liquidity and integrity of the CBOT markets, and will open a door of opportunity for investors to this unique asset class.

     This index is designed to be a liquid and diversified benchmark for commodities as an asset class. Potential benefits include positive returns over time and negative correlation with equities and bonds. Academic research has demonstrated that investments in commodities can provide unique portfolio diversification benefits.

     The X-Fund Futures contract, developed by Pete Steidlmayer, has a planned launch date for the first quarter of next year. Pete's effort on the development of this new product demonstrates once again the huge talent pool available to the exchange from its membership and shows how lucky we are to have members who are willing to devote their time to the Board of Trade and contribute so many of our best ideas. Thank you again, Pete.

7.   Market Maker Program

     Over the last few months we have had intense discussions about how market maker programs could be used as tools to improve liquidity in certain products. By rule, they are only permitted in products launched after December 31, 1999; the municipal bond complex and the equity based complex. We have just implemented a market maker program in mini-sized metals and I am told that the spreads are tight. Good volume has not yet resulted but we do have the preconditions for it.

     Bernie Dan has led an open process to determine whether this tool should be used in the Dow Pit. Why was the CBOT Dow Complex being considered for this market maker program? The Dow Complex is a special case because the CBOT pays substantial licensing fees for the opportunity to trade these products. Based on current volume and growth projections, the licensing fees paid and those expected to be paid far exceed the transaction fees that have been and will be collected by the CBOT. To recover the fees and to ensure renewal of the license on acceptable terms, we considered this approach as a way to substantially increase volume. Any market maker program would include stated performance standards and obligations including quarterly reviews.

     We received feedback from numerous meetings with the Dow Pit, local clearing firms and members in general. After considerable review and discussion, Bernie and your Executive Committee decided not to use the market maker program in the Dow Pit.

     I am happy to say that this process showed how members and management can work together to improve our enterprise and many valuable ideas were generated. Bernie, of course, was head of a major FCM and knows how to promote products and reach customers. The Dow Pit is also working on our common goal of growing our equity complex and in fact has a pit meeting this afternoon on this.

     With Bernie's leadership and the input of so many members and staff focused on this, I feel confident that our strategy and marketing program for the Dow complex (futures, options, and e-minis) will substantially increase our volume in this area.

8.   Lessor Pool

     Let me finish by discussing a very important set of proposed initiatives being worked on by C. C. Odom, the Chairman of our Lessor Committee. C. C. is finalizing his work on a proposal to help our lessors. Many of our lessors are retired members who no longer have close ties with the trading community. C. C. is looking into how our Member Services Department could help in matching lessors with lessees and otherwise improve the leasing environment.

     Right now the Member Services Department simply has a bulletin board approach. C. C. believes that many lessors would welcome a more active approach, perhaps a managed leasing pool. Under this approach, seat owners could contribute their seats to a pool. The pool manager would actively seek out lessees, in exchange for an administrative fee, collect the monthly lease payments, and then make payouts to the seat owners participating on a pro rata basis. The Executive Committee is scheduled to take up this proposal at tomorrow's meeting.

     A second initiative is to have Member Services report lease prices on a percentage of seat price basis, as does the CBOE. This should make it easier to compare the CBOT and CBOE lease markets, to the benefit of lessors and lessees alike. This change in quoting procedure would take place in January.

     Now, our fine CEO, David Vitale, will present his remarks and after that we will discuss the CBOT in response to your questions and comments.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *

The following communication relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT) was distributed to CBOT members on October 29, 2001 and is currently available on the CBOT's intranet site MemberNet.

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.
                               AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          (Unaudited) (in thousands)

--------------------------------------------------------------------------------

                                                    September 30,  December 31,
                  ASSETS                                2001           2000
                                                    -------------  ------------
Current assets:
  Cash and cash equivalents:
    Unrestricted                                      $ 47,653       $ 23,552
    Held under deposit and membership transfers          1,555          4,653
    Restricted                                             161              -
                                                      --------       --------
      Total cash and cash equivalents                   49,369         28,205

    Accounts receivable, net                            22,246         20,920
    Other current assets                                 1,886          3,256
                                                      --------       --------
      Total current assets                              73,501         52,381

Property and equipment:
    Land                                                34,234         34,234
    Buildings and equipment                            307,068        305,922
    Furnishings and fixtures                           147,844        153,504
    Computer software and systems                       57,513         48,682
    Construction in progress                                 -            938
                                                      --------       --------
      Total property and equipment                     546,659        543,280

    Less accumulated depreciation and amortization     264,782        239,443
                                                      --------       --------
      Property and equipment - net                     281,877        303,837

Other assets                                            14,369         15,976
                                                      --------       --------
Total assets                                          $369,747       $372,194
                                                      ========       ========

         LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
  Accounts payable                                      $9,919         17,805
  Due to CBOT/Eurex Alliance                             4,811          8,939
  Funds held for deposit and membership transfers        1,555          4,653
  Note payable                                           5,881          9,282
  Current portion of long-term debt                     13,886         18,014
  Deferred revenue                                       2,367            155
  Other current liabilities                             36,192         17,682
                                                      --------       --------
           Total current liabilities                    74,611         76,530

Long-term liabilities:
  Deferred income taxes                                 23,094         28,572
  Long-term debt                                        59,158         64,286
  Other liabilities                                     10,366         11,486
                                                      --------       --------
    Total long-term liabilities                         92,618        104,344
                                                      --------       --------
    Total liabilities                                  167,229        180,874

Members' equity:
  Members' equity                                      202,418        191,320
  Accumulated other comprehensive income                   100              -
                                                      --------       --------
    Total members' equity                              202,518        191,320
                                                      --------       --------
Total liabilities and members' equity                 $369,747       $372,194
                                                      ========       ========

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.
                               AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                          (Unaudited) (in thousands)
--------------------------------------------------------------------------------

                                                      Nine Months Ended
                                                         September 30,
                                                     --------------------
                                                       2001        2000
                                                     --------    --------
Revenues:
  Exchange fees                                      $ 91,747    $ 75,642
  Market data                                          49,888      45,321
  Building                                             18,897      18,844
  Services                                              9,592      14,392
  Dues                                                  6,830       3,214
  Other                                                   526       1,234
                                                     --------    --------

     Total revenues                                   177,480     158,647

Expenses:
  Salaries and benefits                                44,337      44,610
  Depreciation and amortization                        32,810      28,135
  Professional services                                14,966      22,517
  General and administrative expenses                  39,718      35,292
  Building operating costs                             16,724      17,076
  Programs                                              1,280       2,611
  Other                                                 4,936       8,276
                                                     --------    --------

     Total expenses                                   154,771     158,517
                                                     --------    --------

Income from operations                                 22,709         130

  Interest income                                         913         884
  Interest expense                                      5,280       4,704
                                                     --------    --------

Income (loss) before income taxes and cumulative
  effect of change in accounting principle             18,342      (3,690)

Provision for income taxes:
  Current                                              13,034        (998)
  Deferred                                             (5,548)      2,688
                                                     --------    --------

     Total provision for income taxes                   7,486       1,690
                                                     --------    --------

Income (loss) before cumulative effect of change
  in accounting principle                              10,856      (5,380)

Cumulative effect of change in accounting
  principle - net of tax                                   51           -
                                                     --------    --------

  Net income (loss)                                  $ 10,805    $ (5,380)
                                                     ========    ========

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.
                               AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Unaudited) (in thousands)
 -------------------------------------------------------------------------------

                                                               Nine Months Ended
                                                                 September 30,
                                                              -------------------
                                                                  2001       2000
                                                              --------   --------
 Cash flows from operating activities:
     Net income (loss)                                        $ 10,805   $ (5,380)
     Adjustments to reconcile net income to net cash
             flows from operating activities:
         Cumulative effect of change in accounting principle        87          -
         Depreciation and amortization                          32,810     28,135
         Loss on foreign currency transaction                      378          -
         Loss on sale or retirement of fixed assets              1,345        418
         Deferred income taxes                                  (5,548)     2,688
         Changes in assets and liabilities                       4,724      5,700
                                                              --------   --------
             Net cash flows from operating activities           44,601     31,561

 Cash flows from investing activities:
     Acquisition of property and equipment                     (10,336)   (29,301)
         Proceeds from sale of property and equipment               68        309
             Investment in CBOT/Eurex Alliance                       -       (500)
                                                              --------   --------
             Net cash flows used in investing activities       (10,268)   (29,492)

 Cash flows from financing activities:
     Payment of private placement senior notes                 (10,714)         -
     Proceeds of 2000 revolving credit agreement                     -      7,300
     Payment of 2000 revolving credit agreement                 (7,300)         -
     Payment of 1997 revolving credit agreement                      -    (19,000)
     Proceeds from secured note payable                         10,000          -
     Payment of secured note payable                            (1,242)         -
     Additions to note payable                                   8,675          -
     Payment of note payable                                   (12,881)         -
     Capital contributions from members                            293        282
                                                              --------   --------
          Net cash flows used in financing activities          (13,169)   (11,418)
                                                              --------   --------
 Net increase (decrease) in cash and cash equivalents           21,164     (9,349)

 Cash and cash equivalents - Beginning of period                28,205     22,449
                                                              --------   --------
 Cash and cash equivalents - End of period                    $ 49,369   $ 13,100
                                                              ========   ========
 Cash paid for:
     Interest                                                 $  5,744   $  6,019
                                                              ========   ========
     Taxes                                                    $  7,430   $      -
                                                              ========   ========

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
                                  *  *  *  *